51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

March 22, 2013

Item 3	News Release

A News release was disseminated through Marketwire on March 25, 2013. A copy of the news release disseminated on March 25, 2013 is attached to this material change report.

Item 4	Summary of Material Change

Argentex announced that it has signed a Term Sheet with Austral Gold (ASX: AGD), pursuant to which Austral Gold has agreed that it or one of its affiliates will purchase, in a private placement, 17,347,866 units of the Company at a price of $0.2882 per Unit for gross proceeds of $5,000,000.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Argentex Mining Corporation has signed a Term Sheet with Austral Gold Limited (“Austral Gold”) (ASX: AGD), dated March 22, 2013, pursuant to which Austral Gold has agreed that it or one of its affiliates (the “Purchaser”) will purchase, in a private placement, 17,347,866 units (each, a “Unit”) of the Company at a price of $0.2882 per Unit for gross proceeds of $5,000,000 (the “Financing”). Each Unit will consist of one Argentex common share (each a “Unit Share”) and one-half of one share purchase warrant (each whole warrant a “Unit Warrant”), and each Unit Warrant will entitle the holder to purchase one additional Argentex common share at an exercise price of $0.40 for a period of 60 months from closing. The Unit Share price represents a 92% premium, and the Unit Warrant exercise price represents a 167% premium, to the closing price of the Company’s common shares on the TSX Venture Exchange on March 22, 2013.

The parties expect to close on or around April 12, 2013. At closing, it is anticipated that the purchaser will own approximately 19.9% of the Company’s issued and outstanding common shares, on an undiluted basis, and it has agreed that it will not exercise any of the Unit Warrants if doing so would cause it to hold 20% or more of the Company’s issued and outstanding common shares.

Argentex has agreed to grant to Austral Gold comprehensive anti-dilution rights for one year, and limited anti-dilution rights after the first anniversary of the closing. These are in force for as long as the purchaser maintains ownership of at least 10% of the Company’s issued and outstanding common shares.

At closing, the parties will enter into one or more ancillary agreements providing that, for so long as the purchaser owns at least 10% of the Company’s issued and outstanding common shares, it will have the anti-dilution rights referred to above, a right to nominate one director to the Argentex Board and its committees and a right to nominate one member of the Argentex Technical Advisory Board. In addition, the purchaser will agree, for a period of time yet to be determined, not to support any effort to gain control of Argentex by way of proxy solicitation or takeover bid.

Both parties have agreed that, following the Closing, they will actively consider and discuss a possible business combination between Austral Gold Ltd. and the Company by way of a plan of arrangement, merger, exchange of shares or any other form or type of business combination mutually acceptable to both parties.

All securities issued in the Financing will be subject to a statutory four-month hold period and the purchaser has further agreed not to transfer any of the Unit Shares or Unit Warrants to any transferee other than its affiliates during the year following closing. The financing is subject to a number of conditions, including, without limitation, receipt of all required approvals, including approval of the TSX Venture Exchange.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer

Tel: (604) 568-2496

Item 9	Date of Report

March 25, 2013

Argentex Mining Announces $5.0 Million
Strategic Investment from Austral Gold Ltd.

Vancouver, BC, Canada – March 25, 2013 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce that it has signed a Term Sheet with Austral Gold Limited (“Austral Gold”) (ASX: AGD) pursuant to which Austral Gold has agreed that it or one of its affiliates (the “Purchaser”) will purchase, in a private placement, 17,347,866 units (each, a “Unit”) of the Company at a price of $0.2882 per Unit for gross proceeds of $5,000,000 (the “Financing”). Each Unit will consist of one Argentex common share (each a “Unit Share”) and one-half of one share purchase warrant (each whole warrant a “Unit Warrant”), and each Unit Warrant will entitle the holder to purchase one additional Argentex common share at an exercise price of $0.40 for a period of 60 months from closing. The Unit Share price represents a 92% premium, and the Unit Warrant exercise price represents a 167% premium, to the closing price of the Company’s common shares on the TSX Venture Exchange on March 22, 2013.

The parties expect to close on or around April 12, 2013. At closing, it is anticipated that the purchaser will own approximately 19.9% of the Company’s issued and outstanding common shares, on an undiluted basis, and it has agreed that it will not exercise any of the Unit Warrants if doing so would cause it to hold 20% or more of the Company’s issued and outstanding common shares.

“We view this strategic investment by Austral Gold as very significant for Argentex and its development and exploration plans for it’s Argentinean projects. First, it enables us to advance the development activities at our flagship Pingüino project by providing the sufficient funding for this and as well as for working capital, and leaving us with a treasury in excess of $6 million. Secondly, it adds local experience through a direct association with Austral Gold’s Argentinean Chairman and major shareholder Mr. Eduardo Elsztain. We expect that this local knowledge, credibility and relationship network will help us advance the development of Pingüino. Finally, it provides us with access to Austral Gold’s experienced management team. This team discovered and developed El Peñon in Chile (sold to Yamana Gold Inc.), helped discover and develop the Cerro Negro project in Argentina before it was sold to Goldcorp Inc., and have recommissioned and developed the Guanaco open pit mine in Chile into a well performing underground gold mine,” said Michael Brown, President and CEO of Argentex.

“We are pleased to build a strong relationship with Argentex Mining, and gain access to the impressive and advanced Pingüino Silver-Gold Project, and a solid portfolio of other key exploration assets in Argentina. Our team at Austral Gold has been successful in bringing the Guanaco gold mine in Chile into production, and we look to leverage our development skills and access to capital to advance Pingüino through the development cycle. Together with the respected exploration team at Argentex, we look to expand on the current resources discovered at Pingüino and build an exciting future in Argentina and Chile,” commented Mr. Eduardo Elsztain, Chairman of Austral Gold.

The combination brings together global leaders in epithermal exploration at Argentex with an experienced development and operational technical team at Austral Gold, along with the leadership of accomplished Argentinean businessman Mr. Eduardo Elsztain. Mr. Elsztain heads one of Argentina’s most respected group of companies which includes the country’s leader in real estate with investments in shopping centers, office buildings and hotels in its own country and in the USA, a major operation in agriculture in Argentina, Brazil and other South American countries, gold & silver mining businesses in Chile and Argentina, and banking and asset management businesses, among others.

The $5.0 million investment will provide the Company with a strong treasury and assistance of a strategic partner to focus on advancing the Pingüino silver-gold project. Argentex will use approximately 60% of the proceeds to fund its ongoing exploration programs in the Patagonia region of Argentina, with the balance of approximately 40% to be used for working capital and general corporate purposes.

Argentex has agreed to grant to Austral Gold comprehensive anti-dilution rights for one year, and limited anti-dilution rights after the first anniversary of the closing. These are in force for as long as the purchaser maintains ownership of at least 10% of the Company’s issued and outstanding common shares.

At closing, the parties will enter into one or more ancillary agreements providing that, for so long as the purchaser owns at least 10% of the Company’s issued and outstanding common shares, it will have the anti-dilution rights referred to above, a right to nominate one director to the Argentex Board and its committees and a right to nominate one member of the Argentex Technical Advisory Board. In addition, the purchaser will agree, for a period of time yet to be determined, not to support any effort to gain control of Argentex by way of proxy solicitation or takeover bid.

Both parties have agreed that, following the Closing, they will actively consider and discuss a possible business combination between Austral Gold Ltd. and the Company by way of a plan of arrangement, merger, exchange of shares or any other form or type of business combination mutually acceptable to both parties.

All securities issued in the Financing will be subject to a statutory four-month hold period and the purchaser has further agreed not to transfer any of the Unit Shares or Unit Warrants to any transferee other than its affiliates during the year following closing. The financing is subject to a number of conditions, including, without limitation, receipt of all required approvals, including approval of the TSX Venture Exchange.

About Austral Gold

Austral Gold Limited is an Australian-based exploration company. Through its Chilean subsidiary, Guanaco Compania Minera, it owns the Guanaco gold and silver mine in Chile, which produced 28,000 oz Au in calendar 2012. Austral Gold has further exploration areas in Santa Cruz, Argentina. The Company listed on the Australian Stock Exchange in April 1997 to develop gold interests both in Australia and overseas. Austral Gold has the support of major international institutions and investors such as Mr. Eduardo Elsztain of Argentina.

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces. Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"

President and CEO

For additional information please contact:

Peter A. Ball
EVP Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include the Company’s expectation that this strategic investment will help it advance Pingüino through the development cycle or expand the current resource, and that it will provide access to Austral Gold’s experienced management team. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, the availability of the Company’s consultants and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.